Exhibit 10.3

June 18, 2022

Mr. Patrick J. Dempsey
84 Northington Drive
Avon, Connecticut 06001

Re:    Transition and Retirement Agreement

Dear Mr. Dempsey:

This letter agreement (this “Agreement”) sets forth the terms of your voluntary resignation from the position of President and Chief Executive Officer, Barnes Group Inc. (the “Company”), effective as of July 14, 2022 at 12:00 a.m. Eastern Daylight Time (the “Transition Date”), and your continued employment as Executive Vice Chairman of the Company to provide transition services from the Transition Date through your retirement at the close of business on December 31, 2022 (the “Retirement Date”). For purposes of this Agreement, the period from the Transition Date through the Retirement Date is the “Transition Period”.

1.Transition and Retirement Date. You hereby voluntarily resign your position as President and Chief Executive Officer of the Company, effective at 12:00 a.m. Eastern Daylight Time on the Transition Date, at which time you shall assume the role of Executive Vice Chairman of the Company. Subject to your satisfaction of the terms and conditions set forth below, you shall remain an employee of the Company until the Retirement Date and a member of the Company’s Board of Directors (the “Board”). Effective as of the Transition Date, you hereby voluntarily resign all officer, director and/or committee member positions you hold with the Company or any of its subsidiaries or affiliates, other than as Executive Vice Chairman of the Company and as a member of the Board. You agree to execute all such documentation as may be required to effectuate such resignations.

2.    Transition Duties. During the Transition Period, you shall serve as Executive Vice Chairman of the Company and perform such transition services for the Company as are reasonably requested by the Board from time to time in order to facilitate an orderly transition of your duties. Without limiting the generality of the foregoing, your duties as Executive Vice Chairman shall include consultation and other assistance with respect to matters for which you have had responsibility while President and Chief Executive Officer of the Company.

3.    Transition Period Compensation. Subject to your compliance with the terms of this Agreement and in consideration for the transition services, during the Transition Period, you shall (a) receive regular base salary at the rate of $450,000 per year (which shall be pro-rated for the partial year represented by the Transition Period), subject to applicable deductions and (b) continue to be eligible to participate in the Company benefits plans in which you are currently participating. Subject to your compliance with the terms of this Agreement and continued employment through the end of the Transition Period, you shall continue to be

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eligible to earn an annual cash incentive for the 2022 Award Period under the terms of the Performance-Linked Bonus Plan for Selected Executive Officers approved by Shareholders on May 6, 2016, provided that, if earned, your annual cash incentive award for the 2022 Award Period shall be prorated as follows: for the period of January 1, 2022 – July 13, 2022, it shall be calculated based on your annual base salary rate in effect during that period, and for the period of July 14, 2022 until your Retirement Date, it shall be calculated based on your annual base salary rate in effect during that period. You shall not receive any additional equity compensation during the Transition Period.

4.    COBRA Benefits. As of the Retirement Date, your participation shall cease in all of the Company’s employee benefit and retirement plans. COBRA medical and/or dental coverage may be continued upon payment by you of the full premium until the earlier of the expiration of the applicable COBRA period or the date on which you become covered for medical and/or dental benefits under another group health plan, whichever occurs first.

5.    Equity Awards. Your outstanding equity awards are subject to the terms and conditions of the applicable equity plan and award agreements. Without limiting the generality of the foregoing, such equity awards shall remain eligible for continued vesting through the Retirement Date, subject to your continued employment and compliance with the terms of this Agreement, and your termination of employment on the Retirement Date shall be treated as a “Retirement” (as defined in the applicable award agreements) for purposes of such equity awards. If you have any questions regarding your equity awards, please contact Patty Bradley, Legal & Stockholder Relations Senior Specialist, at (860) 973-2106 or pbradley@bginc.com.

6.    Retirement Benefits. Following the Retirement Date, you shall receive your vested benefits under the Company’s retirement plans in accordance with the terms of those plans. You can access your Fidelity 401(K) savings account via the Fidelity Website at www.401k.com or the Retirement Benefits Line at 1-800-835-5095 for the necessary information to receive a distribution or rollover of the vested portion of your account to an IRA or another qualified plan. In addition, you may contact Mercer Pension Administration directly at (800) 352-8904 (Select Option #1) from 8:00 a.m. and 5:00 p.m. (EST) weekdays, or via their self-service website at https://barnesgroup.mercerpencentral.com.

Caroline Segar, Director Total Rewards, will meet with you prior to your Retirement Date to review all aspects of your benefits at retirement.

7.    Welfare Benefits, SEELIP and Perquisites. During the Transition Period, you shall be entitled to health and welfare benefits, and perquisites, in accordance with the terms and conditions of the applicable plans and programs. As a participant in the Company’s Senior Executive Enhanced Life Insurance Program (“SEELIP”), you own the life insurance policy even though the Company has paid the premiums for the coverage while you were employed. The annual policy premium shall continue to be paid through the Retirement Date, so long as you remain actively employed through that date. You have the option of continuing the policy beyond the Retirement Date at your own expense. Please contact Dan McCarthy at C. M. Smith Agency, LLC an Alera Group Company at (860) 990-6410 regarding your

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coverage continuation options. If you have any additional questions regarding this benefit, please contact Caroline Segar, Director, Benefits, at (860) 973-2136. You will continue to be eligible for perquisites during the Transition Period through the Retirement Date, specifically related to financial planning assistance and tax planning and preparation services up to your annual maximum amount, and the executive physical benefit. The value of the financial planning assistance and executive physical benefit remain taxable income to you.

8.    Final Expenses. Your expense account, if any, and use of any Company credit and telephone cards, shall cease as of the Retirement Date. You shall promptly return any such cards or other similar Company property in your possession and, if applicable, submit your final expense account, including an accounting for any advances, as of the Retirement Date.

9.    Return of Company Property. On or before the Retirement Date, you shall return to the Company any and all information relating to the Company and Company property in your possession and you shall not, directly, or indirectly, copy, take, or remove from the Company’s premises, use, or disclose to third parties any such information or property. To enable the provision of the transition services, the Company shall maintain email and voicemail accounts through the Retirement Date.

10.    Restrictive Covenants. The terms of the Employee Non-Disclosure, Non-Competition, Non-Solicitation and Non-Disparagement Agreement, signed by you on February 27, 2013 and all covenants, restrictions and provisions contained therein shall survive and continue in full force, and are hereby incorporated by reference into this Agreement. By executing this Agreement, you recognize and affirm that you shall continue to be bound by the terms of Employee Non-Disclosure, Non-Competition, Non-Solicitation and Non-Disparagement Agreement, and all covenants, restrictions and provisions contained therein, which shall survive the termination of the Employment Agreement and continue in full force and effect.

11.    Cooperation. You agree to fully cooperate with the Company by responding truthfully to any questions asked of you by the Company concerning its business, or operational or regulatory issues that may arise following the execution of this Agreement. You further agree to cooperate with any investigation conducted by the Company on its own initiative or pursuant to a request by any government agency or department, including, but not limited to, the provision of personal documents and testimony, in connection with any matter arising out of or related to your duties while employed by the Company. You also agree to execute and deliver such instruments, documents, certificates, and affidavits and supply such other information and take such further action as the Company may reasonably require in order to effectuate or document your resignation as an officer of the Company and from all positions with the Company, its subsidiaries and affiliates, and the termination of your employment with the Company.

12.    Electronic Media. You agree to leave intact all electronic Company documents, including those that you developed or helped to develop during your employment, and deliver to the Company concurrent with the execution of this Agreement or upon earlier request the computer media on which such documents are stored and all passwords and keys necessary to access such documents.

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13.    Arbitration; Governing Law. In the event that either party institutes legal proceedings to enforce the terms of this Agreement, it is specifically understood and agreed that such a claim shall be submitted to final and binding arbitration in Hartford County, Connecticut, pursuant to the rules of the American Arbitration Association, and that the prevailing party shall recover its costs and reasonable attorney’s fees incurred in such arbitration proceeding; provided that, in order to comply with Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), the following provisions apply if you are the prevailing party: costs and reasonable attorney’s fees incurred in the arbitration proceeding may be recovered if they are incurred during the three-year period commencing on the Retirement Date; the amount of costs and reasonable attorney’s fees eligible for reimbursement during your taxable year may not affect the amount of costs and reasonable attorney’s fees eligible for reimbursement in any other taxable year; any reimbursement of costs or reasonable attorney’s fees shall be made on or before the last day of your taxable year following the taxable year in which the costs or attorney’s fees were incurred; and the right to reimbursement shall not be subject to liquidation or exchange for another benefit. The parties further agree that this Agreement is governed by the laws of the State of Connecticut.

14.    Tax Considerations. The parties agree that this Agreement is to be interpreted and administered in accordance with the requirements of Section 409A, to the extent applicable. The Company is authorized to delay any payment due to you until the first business day following the six-month anniversary of your termination of employment, if such delay is required in order to comply with the requirements of Section 409A (taking into account the severance exception and the short-term deferral rule under Section 409A). The date of your resignation from employment shall be determined in accordance with the separation from service rules under Section 409A. The Company shall be entitled to withhold from any amounts payable under this Agreement all taxes as legally shall be required to be withheld (including, without limitation, any United States federal taxes and any other state, city, or local taxes).

15.    Full Settlement. You acknowledge and agree that your resignation as President and Chief Executive Officer on the Transition Date and your retirement on the Retirement Date are voluntary, and that the compensation and benefits contemplated by this Agreement are in full satisfaction of the obligations of the Company and its affiliates to you under any plan, agreement, policy or arrangement of the Company or its affiliates as a result thereof. You further acknowledge and agree that in no event shall you be entitled to compensation or benefits (including severance benefits) beyond those set forth in this Agreement.
16.    Entire Agreement. This Agreement constitutes the entire agreement between you and the Company with respect to your resignation as President and Chief Executive Officer, transition services as Executive Vice Chairman of the Company and retirement on the Retirement Date and supersedes all prior agreements, understandings, and representations, written or oral, with respect to those subjects. No provision of this Agreement may be modified or amended except by an instrument in writing duly executed by the parties hereto. No custom, act, payment, favor or indulgence shall grant any additional right to you or be deemed a waiver by the Company of any of your obligations hereunder or release you therefrom or impose any additional obligation upon the Company. No waiver by any party

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of any breach by the other party of any term or provision hereof shall be deemed to be an assent or waiver by any party to or of any succeeding breach of the same or any other term or provision.
As a reminder, you are expected to abide by all obligations set forth in this Agreement, including, without limitation, confidentiality. Further, after your retirement, you continue to have obligations to the Company under various other sources, including the Barnes Group Inc. Code of Business Ethics and Conduct, statutes, and common law. Please be mindful of these restrictions and govern your activities accordingly.

Sincerely,

/s/ Dawn N. Edwards

Dawn N. Edwards
Senior Vice President, Human Resources
Barnes

Agreed and accepted:

/s/ Patrick J. Dempsey	June 18, 2022
Patrick J. Dempsey	Date

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